

October 26, 2022

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road, Kwun Tong, Kowloon
Hong Kong SAR

> **Re: CLPS Incorporation**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed October 12, 2022**
> **File No. 333-266951**

Dear Raymond Ming Hui Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2022 letter.

Amendment No. 1 to F-3

Cover Page

1. Please disclose on the cover page that your auditor, Ernst & Yong Hua Ming LLP, is subject to the determinations announced by the PCAOB on December 16, 2021. Disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Discuss the Statement of Protocol and that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

2.   We note your response to prior comment 2 and we reissue it in part. Please disclose on the cover page the legal and operational risks associated with being based in or having the majority of your operations in China. Also, include the information you provide in your response to prior comment 2 on the prospectus cover page.

3.   We note your response to prior comment 3 regarding how cash is transferred through your organization. Please include the information from your response on the cover page and in the prospectus summary.

Summary, page 4

4.   We note your response to prior comment 4 regarding permissions or approvals. Please include the information in the prospectus summary.

     Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: James Zhang